Citizen Portal Inc.



ANNUAL REPORT

55 N Meadowbrook Drive

Alpine, UT 84004

(801) 404-8235

https://www.citizenportal.ai/

This Annual Report is dated March 29, 2024.

BUSINESS

Company Overview

Citizen Portal, Inc. ("Citizen Portal" or the "Company") is an AI-powered platform that indexes, transcribes and searches audio and video recordings of local, state, US government, and school board meetings and hearings at all levels, making them easily searchable and accessible to citizens, volunteers, and journalists.

Citizen Portal aims to create a new Fourth Estate that connects every citizen to everything said and done in public meetings and by governments at all levels, giving citizens the tools needed to keep the government accountable and honest. The platform provides knowledge to leaders, engages citizens, and promotes transparency and accountability in government.

Citizen Portal presents an opportunity to invest in a platform that helps preserve self-government and enables citizens to be well-informed.

Business Model

We currently use a freemium subscription model (both Free access and Paid access from subscribers) and plan to implement Professional subscriptions in the upcoming year.

1. Free access to any US citizen to local and state content

2. Paid access ($99 / yr) for nationwide content and power features

3. Professional subscriptions ($2k-10k / yr) for lobbyists, libraries, government affairs professionals, PR firms, journalists, media companies, and election campaigns.

Business Structure

Citizen Portal, Inc. is a 99% subsidiary of Soar.com, Inc., a Delaware corporation that was incorporated on 10/3/2017. Soar.com, Inc. operates as a "venture studio" for the purpose of creating and growing various startup businesses as subsidiaries, or in-house, then finds entrepreneurs to take over the management of the business. The funds raised from investments and crowdfunding will not flow up to Soar.com but will be invested into Citizen Portal.

IP Ownership

Citizen Portal utilizes the intellectual property of its parent, Soar.com, under a worldwide, non-exclusive, renewable 10-year master license. The license covers patents, trademarks and service marks, copyrights, and pending applications thereof with the right to sublicense the IP in exchange for certain fees and royalties to Soar.com.

Previous Offerings

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $1,200.00

Number of Securities Sold: 12,000,000

Use of proceeds: Issuance of founder stock (Soar.com)

Date: February 13, 2023

Offering exemption relied upon: 506(b)

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $425,000.00

Number of Securities Sold: 1,145,683

Use of proceeds: Platform development and operations

Date: August 25, 2023

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

We were slower than expected in generating revenue as projected for Q1 2024. Part of the reason is that the first cash disbursement for Citizen Portal did not become available until the last week of December 2023. The crowdfunding investment was targeted for further development of the AI Studio Platform and transcribing the video and audio content. Now we are making good progress in enhancing the AI Studio Platform and transcribing video and audio and posting content to Citizen Portal at the federal, state and local levels. We are also expanding the number of visitors and paying customers to Citizen Portal. We anticipate raising another $2 million in crowdfunding investment to support our growth through 2024 and 2025.

We are also working hard to expand our customer base and increase revenue in Q2, Q3 and Q4 in 2024 and into 2025. Getting customers to visit the website, invest and subscribe without Ad Spend has been amazing. We are now in discussions with a major media group partner to start our first major Ad Spend for Citizen Portal. This is expected to allow us to reach 250,000 customers on a weekly basis. We also plan to add marketing strength to accelerate new visitors to the website and increase annual subscribers. Our goal is to attract 100,000 visitors and sign up 10,000 scribers in Q2/Q3 2024 and add 10,000 paying subscribers at $100 annually. We are also in discussions with customer groups that are expected to give us access to over 300,000 members.

Citizen Portal is also earning income through contract. We anticipate adding another $150,000 to our first contract in Q2 2024. We anticipate signing more contracts in Q2/Q3 2024.

Foreseeable major expenses based on projections:

Citizen Portal continues to transcribe video and audio from government meetings in the United States at the federal, state and local levels resulting in more than 700,000 hours of video and audio that are now available through www.citizenportal.ai. Citizen Portal also continues to add documents at the federal level including Supreme Court cases, State of the Union addresses since 1790, and Presidential Executive Orders since 1998. We are expanding our AI STUDIO Platform and Hosting, indexing this content and ingesting it into advanced AI systems that are projected to be the primary costs in 2024.

Future operational challenges:

Citizen Portal continues to require social features that will lead to citizen engagement at scale. We feel we are making good progress on social features as we attract capital and skilled engineers.

Future challenges related to capital resources:

Citizen Portal has explored opportunities to expand Citizen Portal to other countries who have expressed interest. We will continue to need capital and content experts to expand beyond the US.

Future milestones and events:

Citizen Portal continues to speak to large audiences with Podcast, radio and television exposure and several large influencers who have hosted us and have invited us to events. We anticipate that these milestones and events will continue to grow in Q2/Q3 2024.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $13,811.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Paul Allen

Amount Owed: $37,271.00

Interest Rate: 8.0%

Maturity Date: December 31, 2024

Creditor: Soar.com

Amount Owed: $213,944.00

Interest Rate: 8.0%

Maturity Date: March 29, 2024

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Paul Brent Allen

Paul Brent Allen's current primary role is with Soar.com. Paul Brent Allen currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Board Member

Dates of Service: January, 2023 - Present

Responsibilities: Paul oversees the effort to transcribe and index all public meetings in the U.S., raise capital, recruit key employees, form partnerships and distribution agreements, and build a marketing and sales team. Paul works 20 hours per week for Citizen Portal and does not currently receive a salary but plans to receive $150k in compensation once it can be managed - see Risk Factors for further information.

Other business experience in the past three years:

Employer: Soar.com

Title: Founder and CEO

Dates of Service: October, 2017 - Present

Responsibilities: Paul founded Soar and currently leads the mission, working 20 hours per week.

Other business experience in the past three years:

Employer: Bank of Memories

Title: Advisor

Dates of Service: May, 2023 - Present

Responsibilities: Paul advises a team from Ukraine that stores the world's most important family data and memories on the blockchain. He spends less than 1 hour per week working in this role.

Name: Dale Brent Israelsen

Dale Brent Israelsen's current primary role is with Soar.com. Dale Brent Israelsen currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Legal Officer, Board Member, Secretary (Part-Time)

Dates of Service: January, 2023 - Present

Responsibilities: Dale provides legal oversight and works with compliance and the fund-raising process. He also works with investors in the Company. He does not currently receive compensation but plans to in the future.

Other business experience in the past three years:

Employer: Soar.com

Title: Board Member

Dates of Service: October, 2018 - Present

Responsibilities: Serves on the board of directors.

Other business experience in the past three years:

Employer: Noorda College Of Osteopathic Medicine

Title: Board Member

Dates of Service: January, 2019 - Present

Responsibilities: Dale serves on the board of directors.

Other business experience in the past three years:

Employer: Rocky Mountain University of Healthcare Professions

Title: Board Member

Dates of Service: January, 2016 - Present

Responsibilities: Dale serves on the board of directors.

Name: Christen Lee Allen

Christen Lee Allen's current primary role is with Soar.com. Christen Lee Allen currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member (Part-Time)

Dates of Service: January, 2023 - Present

Responsibilities: Christen serves on the board of directors. She does not currently receive compensation.

Other business experience in the past three years:

Employer: Soar.com

Title: Board Member

Dates of Service: April, 2022 - Present

Responsibilities: Christen serves on the board of directors.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock

Stockholder Name: Soar.com, Inc. (Directors: Clint Carlos, Paul [CEO] & Christen Allen; 29% principally owned by MeAndTi, LLC [Co-managed & co-owned by Paul & Christen Allen])

Amount and nature of Beneficial ownership: 12,000,000

Percent of class: 99.05

RELATED PARTY TRANSACTIONS

Name of Entity: Soar.com

Names of 20% owners: MeAndTi, LLC [Co-managed & co-owned by Paul & Christen Allen]

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: In 2023, a related party Soar.com provided services to the Company. During the year ended December 31, 2023, the Company incurred $450,000 to the entity, which is included in costs of goods sold in the statements of income and comprehensive income. Payables to the same related party as of December 31, 2023, amounted to $213,944.

Material Terms: Loan bears an 8% interest rate per annum and matures on March 29th, 2024.

Name of Entity: Paul Allen

Relationship to Company: CEO, Board Director, 20%+ Owner

Nature / amount of interest in the transaction: In 2023, the Company loaned $35,162 to its top management. Loan bears an 8% interest rate per annum and matures in 2024. As of December 31, 2023, the outstanding balance of the amount due from related parties, including interest, is $37,271.

Material Terms: Loan bears an 8% interest rate per annum and matures on December 31st, 2024.

OUR SECURITIES

Class A Common Stock

The amount of security authorized is 8,000,000 with a total of 1,145,683 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

For further information on the material rights associated with this class of securities, please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class B Common Stock

The amount of security authorized is 12,000,000 with a total of 12,000,000 outstanding.

Voting Rights

10 votes per share

Material Rights

There are no material rights associated with Class B Common Stock.

Class C Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 2,000,000 outstanding.

Voting Rights

There are no voting rights associated with Class C Non-Voting Common Stock.

Material Rights

The total amount outstanding includes 2,000,000 shares to be issued pursant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry of AI and politics. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Class A Common Stock that an investor is buying has voting rights attached to it. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Citizen Portal, Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Citizen Portal, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Citizen Portal, Inc. could harm our reputation and materially negatively impact our financial condition and business. We are an early-stage company and have not yet generated significant profits Citizen Portal, Inc. was formed on January 20, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Citizen Portal, Inc. has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. The Chief Executive Officer currently splits time between working for Citizen Portal and another company The CEO of Citizen Portal (Paul Brent Allen) currently splits his time between managing and operating Citizen Portal and Soar.com, the principal shareholder of the Company. Although there is a CEO transition plan in place, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company. Once Citizen Portal has fully implemented its planned paid- and professional-subscription business model and begins generating recurring monthly revenue (anticipated in 2024), the Company expects to have a new, full-time CEO for Citizen Portal added to run Citizen Portal and the current CEO & founder will become Chairman of the Board of Citizen Portal. The Chief Executive Officer does not currently receive a salary for his role with the Company The CEO of Citizen Portal (Paul Brent Allen), does not currently receive a salary for his work at Citizen Portal. Although Paul is a majority owner of the Company, through his co-ownership & co-management of Soar.com, Citizen Portal's principal shareholder, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once the Company begins to generate recurring monthly revenue from its paid subscription business model and after its pending licensing agreements are finalized, Paul plans to begin receiving a salary of approximately $150,000 (anticipated in 2024). However, if the Company does not implement its planned business model or fully execute its pending license agreements, there is no guarantee Paul will be paid a salary for his work at Citizen Portal.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 29, 2024.

Citizen Portal Inc.

By   /s/ *Paul Brent Allen*

      Name: <u>Citizen Portal Inc.</u>

      Title: CEO, Principal Accounting Officer, and Director

Exhibit A

FINANCIAL STATEMENTS

CITIZEN PORTAL, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (JANUARY 20, 2023) YEAR ENDED DECEMBER 31, 2023
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Citizen Portal Inc.
Kansas City, Missouri

Opinion

We have audited the financial statements of Citizen Portal, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023, and the related statement of income, changes in stockholders' equity, and cash flows for the period from Inception (January 20, 2023) to December 31, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the result of its operations and its cash flows for the period from Inception (January 20, 2023) to December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.



• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

<u>Going Concern</u>

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 1, 2024
Los Angeles, California

As of December 31,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	13,811
Accounts Receivable, net		67,500
Due from Related Party		37,271
Total current assets		**118,582**
Intangible Assets		589,186
Total assets	$	**707,768**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	214,614
Deferred Revenue		24,527
Other liabilities		854
Total current liabilities		**239,995**
Total liabilities	$	**239,995**
STOCKHOLDERS' EQUITY		
Common Stock Class A	$	237
Common Stock Class B		1,200
Additional Paid In Capital		670,268
Retained earnings/(Accumulated Deficit)		(203,932)
Total Stockholders' Equity		**467,773**
Total Liabilities and Stockholders' Equity	$	**707,768**

See accompanying notes to financial statements.

Inception date (January 20, 2023)		2023
(USD $ in Dollars)		
Net revenue	$	321,938
Cost of Goods Sold		450,000
Gross profit		(128,062)
Operating expenses		
General and administrative		36,751
Sales and marketing		41,229
Total operating expenses		77,980
Operating income/(loss)		(206,042)
Interest expense		-
Other Loss/(Income)		(2,110)
Income/(Loss) before provision for income taxes		(203,932)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	$	(203,932)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, 2023

(USD $ in Dollars, except per share data)	Common Stock Class A		Common Stock Class B		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Inception date January 20, 2023	-	$ -	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	2,368,576	$ 237	12,000,000	$ 1,200	$ 670,268	$ -	671,705
Net income/(loss)	-	-	-	-	-	(203,932)	(203,932)
Balance—December 31, 2023	2,368,576	$ 237	12,000,000	$ 1,200	$ 670,268	$ (203,932)	$ 467,773

See accompanying notes to financial statements.

As of inception (January 20, 2023)		2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$	(203,932)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts Receivable, net		(67,500)
Due from Related Party		(37,271)
Accounts Payable		214,614
Deferred Revenue		24,527
Other Current Liabilities		854
Net cash provided/(used) by operating activities		**(68,708)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of Intangibles		(589,186)
Net cash provided/(used) in investing activities		**(589,186)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution		671,705
Net cash provided/(used) by financing activities		**671,705**
Change in Cash		13,811
Cash—beginning of year		-
Cash—end of year	$	**13,811**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Citizen Portal Inc. was incorporated on January 20, 2023, in the state of Delaware. The financial statements of Citizen Portal, Inc. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Kansas City, Missouri.

Citizen Portal is an AI-powered platform that indexes and transcribes video recordings of local, state, US government, and school board meetings and hearings at all levels, making them easily searchable and accessible to citizens, volunteers, and journalists. In a time where the Fourth Estate has disappeared and the newspaper industry has suffered, Citizen Portal aims to create a new Fourth Estate that connects every citizen to everything said and done in public meetings and by governments at all levels, giving citizens the tools needed to keep the government accountable and honest. The platform provides knowledge to leaders, engages citizens, and promotes transparency and accountability in government. With democracy at its greatest risk level since the Civil War, Citizen Portal presents an opportunity to invest in a platform that helps preserve self-government and enables citizens to be well-informed in a time where information overload and mis- and dis-information are prevalent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed the FDIC insured limit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the

services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from its AI-powered platform.

Cost of sales

Costs of sales include business license and other directly related expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the year ended December 31, 2023, amounted to $41,229 which is included in sales and marketing expenses.

Income Taxes

Citizen Portal, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 1, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables refer to trade receivables, account payables consist primarily of trade payables, deferred revenue relates to income that has been collected but without fulfilling revenue recognition prerequisites while other current liabilities comprise other non-trade payables.

4. INTANGIBLE ASSETS

Intangible assets refer to costs incurred in relation to development of software for internal use and amount to $589,186 as of December 31, 2023. Once the software is placed in use, it is amortized over the useful life of the software.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock Class A

The Company is authorized to issue 8,000,000 shares of common stock Class A with a par value of $0.0001. As of December 31, 2023, 2,368,576 shares have been issued and are outstanding.

Common Stock Class B

The Company is authorized to issue 12,000,000 shares of Common Stock Class B with a par value of $0.0001. As of December 31, 2023, 12,000,000 shares have been issued and are outstanding.

Common Stock Class C Non-Voting

The Company is authorized to issue 5,000,000 shares of Common Stock Class C Non-Voting with a par value of $0.0001. As of December 31, 2023, no shares have been issued.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, consists of the following:

As of Year Ended December 31,	2023
Net Operating Loss	$ (60,568)
Valuation Allowance	60,568
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, are as follows:

As of Year Ended December 31,	2023
Net Operating Loss	$ (60,568)
Valuation Allowance	60,568
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $203,932. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

In 2023, the Company loaned $35,162 to its top management. Loan bears 8% interest rate p.a. and matures in 2024. As of December 31, 2023, the outstanding balance of the amount due from related parties, including interest, is $37,271.

In 2023, a related party Soar.com provided services to the Company. During the year ended December 31, 2023, the Company incurred $450,000 to the entity, which is included in costs of goods sold in the statements of income and comprehensive income.

Payables to the same related party as of December 31, 2023, amounted to $213,944.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2023.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through February 1, 2024, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

10.   GOING CONCERN

The Company has a net loss of $203,932, an operating cash flow loss of $68,708 and liquid assets in cash of $13,811. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Paul Brent Allen, Principal Executive Officer of Citizen Portal Inc., hereby certify that the financial statements of Citizen Portal Inc. included in this Report are true and complete in all material respects.

Paul Brent Allen

CEO, Principal Accounting Officer, and Director